Mail Stop 4561

July 16, 2008

James Wheat
Chief Financial Officer
Rackable Systems, Inc.
46600 Landing Parkway
Fremont, CA 94538

      Re: **Rackable Systems, Inc.**
              Item 4.02 Form 8-K
              Filed May 28, 2008
              File No. 000-51333

Dear Mr. Wheat:

We have completed our review of your Form 8-K and related filings and have no further comments at this time on the specific issues raised.

              Sincerely,

              Craig Wilson
              Senior Assistant
              Chief Accountant